Mailstop 3561
                                                                  September 5,
2018

    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream Partners LP
    9400 N. Broadway, Suite 700
    Oklahoma City, OK 73114

            Re:    Rattler Midstream Partners LP
                   Registration Statement on Form S-1
                   Filed August 7, 2018
                   File No. 333-226645

    Dear Ms. Dick:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    General

        1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    Prospectus Summary

        2. Where you refer to the potential cash flow stream associated with the EPIC Crude Oil
           Pipeline, please ensure that you also state that there is no guarantee that you will exercise the option to purchase an interest in this Pipeline, if true, and disclose the steps you need to take to exercise this option.
 Teresa L. Dick
Rattler Midstream Partners LP
September 5, 2018
Page 2

Diamondback's Horizontal Drilling Location at Various Crude Oil Prices, page 5

    3. Please revise this section to contextualize your disclosure regarding "U.S. Securities and
       Exchange Commission, or SEC, proved crude oil and natural gas reserves." If you are referencing Regulation S-X's definition of proved oil and gas reserves, please state as much throughout your prospectus.

Our Competitive Strengths, page 12

    4. Reference is made to your disclosure of non-GAAP pro forma EBITDA margins in the first paragraph on page 14. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the
       Division's Compliance and Disclosure Interpretations on Non-GAAP
Measures.

    5. Please disclose the basis for your statements concerning Diamondback's competitive position in its industry or state that that it is management's belief, if true. In this regard, we note your statement that "Diamondback has been an operational and cost leader in the
       Permian with a track record of achieving robust production growth" and that
       Diamondback has one of the largest Permian acreage positions among independent E&P operators.

Summary of Conflicts of Interest and Fiduciary Duties, page 19

    6. Please revise this section to provide a summary of the conflicts of interest inherent in the agreements you have entered, or will enter, into with Diamondback Energy, Inc. In this regard, we note that Diamondback owns and controls your general partner and that you derive substantially all of your revenues from Diamondback Energy, Inc.

Capitalization, page 61

    7. Please revise your table to show a double-underline beneath cash and cash equivalents.

Dilution, page 62

    8. Please revise your table to present a separate line showing the change in pro forma net tangible book value per share attributable to the cash payments made by the purchasers of the common units being offered. Refer to Item 506 of Regulation S-K. Teresa L. Dick
Rattler Midstream Partners LP
September 5, 2018
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 80

    9. Please disclose the estimated amount of funds needed to acquire the 10% equity interest in the EPIC project.

Results of Operations

Three Months Ended March 31, 2018 compared to the Three months Ended March 31, 2017, page 88

    10. Given that your midstream revenues are subject to different terms and conditions and are derived from different assets, please revise to break down the types of midstream revenues you generate and explain how and why those revenues varied from period to period.

Capital Resources and Liquidity

Capital Contributions, page 90

    11. Please revise to clarify that the $177.0 million of assets added in the year ended
        December 31, 2017 were contributed. Further, please clarify whether your estimated capital expenditures for the twelve months ended December 31, 2018 include cash expenditures and/or capital contributions. Please also disclose capital contributions through June 30, 2018.

Industry Overview

Market Fundamentals, page 97

    12. Please revise your MD&A section to discuss the material impact the trends identified in this section have had, or will have, on your financial condition or results of operations.
        For example, we note that the EIA expects crude oil and natural gas prices to rise over the next several years and that Diamondback and your other customers are exposed to commodity price risk. Please refer to Item 303 of Regulation S-K. Teresa L. Dick
Rattler Midstream Partners LP
September 5, 2018
Page 4

Management

Management of Rattler Midstream Partners LP

Director Independence, page 135

    13. We note that you expect to add two independent directors after the completion of your initial public offering to your audit committee and that you will not have an audit committee consisting of entirely independent directors for up to a year following the effective date of your registration statement. Please revise your prospectus summary to include more prominent disclosures concerning these facts.

Description of our Units

Applicable Law; Forum; Venue and Jurisdiction, page 170

    14. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Index to Financial Statements, page F-1

    15. Please update the financial statements and financial information included in the filing to include the interim periods ended June 30, 2018 and June 30, 2017. Refer to Rule 3-12 of Regulation S-X.

    16. In your letter dated June 25, 2018 to the Division's Office of the Chief Accountant, you
        state the Registration Statement will present an audited balance sheet of the Partnership, as of a date within 135 days of the filing of the Registration Statement, pursuant to the requirements of Rule 3-01 of Regulation S-X. Please ensure this audited balance sheet is provided in your amended filing.

Pro Forma Combined Financial Statements, page F-2

    17. We note Rattler LLC plans to distribute a portion of the net offering proceeds to
        Diamondback. To the extent applicable, please include pro forma per unit data giving effect to the number of units whose proceeds would be necessary to pay the distribution in excess of the current year s earnings. Please include your calculation as a footnote.
        Refer to SAB Topic 1:B.3.

Notes to Pro Forma Combined Financial Statements, page F-7

    18. Reference is made to adjustment (a) for $306,000 reflecting the depreciation, amortization and accretion for the Fasken Center for the year as if the transaction had occurred on January 1, 2017. Based on the disclosures in Note 5 on page F-21 of the
 Teresa L. Dick
Rattler Midstream Partners LP
September 5, 2018
Page 5

       interim statements for the three months ended March 31, 2018, it is not clear how the adjustment in the amount of $306,000 was derived. Please advise or revise.

    19. We note you have estimated the expense you expect to incur as a result of being a publicly traded partnership. Any increase in costs related to being a public company would be incurred subsequent to and would be incidental to the offering of common units in your IPO (rather than directly attributable to the IPO) and therefore should not be presented as an adjustment. You may disclose your estimate for these expenses in the notes to the pro forma financial statements. Please revise. Refer to Rule 11-02(b )(6) of
        Regulation S-X.

    20. In your letter dated June 25, 2018 to the Division's Office of the Chief Accountant you
        stated the unaudited pro forma combined balance sheet as of March 31, 2018 would include a pro forma adjustment to reflect the change in stockholders' equity following the transfer of Rattler LLC to the Partnership. In this regard, we note other transactions described on page F-2 have not yet been included as an adjustment to the pro forma financial statements. Please advise.

Rattler Midstream LLC Audited Financial Statements

Notes to Audited Financial Statements, page F-31

    21. Please disclose the nature, amount and timing of assets and liabilities contributed not currently disclosed in Note 3. Provide similar disclosure in the notes to unaudited condensed consolidated financial statements.

Note 7. Transactions with Affiliates, page F-37

    22. Reference is made to the first full paragraph on page F-38. Please revise to provide more detail regarding the pertinent provisions under the credit agreement which may restrict certain actions of Rattler LLC. Please also disclose the amount of member's equity or net income restricted or free from restriction on the payment of dividends by Rattler LLC.
        Refer to Rule 4-08(e)(1) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Teresa L. Dick
Rattler Midstream Partners LP
September 5, 2018
Page 6

        You may contact Adam Phippen, Staff Accountant, at (202)551-3336 or Donna Di Silvio at (202)551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at
(202)551-6521 or me at
(202)551-3720 with any other questions.

                                                        Sincerely,

                                                        /s/ Mara L. Ransom

                                                        Mara L. Ransom
                                                        Assistant Director
                                                        Office of Consumer
Products
cc:    Seth Molay